A9 3/17

SECURITI 11020387 N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO PARTNERS, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Coleman 205-380-1719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary Hutto CPA, L.L.C.
(Name – *if individual, state last, first, middle name*)

PO Box 382823	Birmingham	Alabama	35238
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, Charles R. White and Fred Wagstaff, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO Partners, L.L.C., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOETTE CROUCH FREDRICKSON
Notary Public
Alabama State at Large
My Commission Expires March 24, 2014

Signature

President / Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CUSO PARTNERS, L.L.C.

Statements of Financial Condition

December 31, 2010 and 2009

(With Independent Auditor's Report Thereon)

Gary Hutto CPA, LLC
PO Box 382823
Birmingham, AL 35238-2823

Independent Auditor's Report

The Managing Members
CUSO Partners, L.L.C.:

I have audited the accompanying statements of financial condition of CUSO Partners, L.L.C., a Delaware limited liability company, (the Company) as of December 31, 2010 and 2009. The statements of financial condition are the responsibility of the Company's management. My responsibility is to express an opinion on the statements of financial condition based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of CUSO Partners, L.L.C. as of December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Gary Hutto CPA, LLC

Birmingham, Alabama
February 25, 2011

CUSO PARTNERS, L.L.C.

Statements of Financial Condition

December 31, 2010 and 2009

Assets		**2010**	**2009**
Cash	$	437,779	507,790
Deposit with Clearing Organization		10,000	10,000
Receivable from Broker-Dealer		43,600	5,279
Furniture and Fixtures (less accumulated depreciation of $15,905 and $15,097 in 2010 and 2009, respectively)		-	808
Other Assets		35,781	48,180
Total Assets	**$**	**527,160**	**572,057**
Liabilities and Members' Equity			
Payable to Members		40,866	34,034
Other Liabilities		20,119	23,943
Total Liabilities		60,985	57,977
Members' Equity		466,175	514,080
Total Liabilities and Members' Equity	**$**	**527,160**	**572,057**

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

CUSO Partners, L.L.C. (the Company), a Delaware limited liability company, is engaged in the buying and selling of investment securities as a registered broker-dealer with the Securities and Exchange Commission. It is also regulated by the Financial Industry Regulatory Authority (FINRA).

The Company began its operations in 2002 and has added members and member classes since that date. Its primary business consists of a credit union service organization providing security brokerage services to its members who generate substantially all of its commission revenues.

The Company has one office located in Birmingham, Alabama. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Sterne, Agee & Leach, Inc. (SAL or Clearing Firm) serves as the carrying broker. SAL clears and performs the majority of other back office operations and maintains and preserves all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Furthermore, the Company is a correspondent of Sterne Agee Clearing, Inc. (SAC or Reintroducing Firm), an affiliate of SAL (SAL and SAC and their affiliates are collectively referred to as Sterne herein).

Under the terms of the Company's agreement with Sterne, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on an account, although management expects no losses under this agreement.

The Company's membership consists of either federal or state chartered credit unions. Participation in management, revenues, and other profits and expenses depends on the member's membership class. The Company has five classes of members, which pursuant to the "Amended and Restated LLC Agreement of CUSO Partners, L.L.C."(L.L.C. Agreement), are further subdivided into Managing Members and Non-Voting Members.

Managing Members:

The Managing Members are the only members with the right to vote on Company matters. In addition, only representatives of the Managing Members may serve on the management committee of the Company. The Managing Members receive the highest participation in commission revenues and participate in other income and overhead expenses, including certain profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

Non-Voting Members:

The Non-Voting Members include the L-class, M-Class, S-Class and A-Class. The L-Class receives the same participation in commission revenues and in other income and overhead expenses as the Managing Members class except that L-Class members do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

The M-Class members receive a stated participation in revenues, which is lower than the Managing Members or L-Class because the M-Class members are not allocated overhead expenses. M-Class members also do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

The S-Class members receive a stated participation in revenues, which is lower than the M-Class members because such members are not allocated overhead expenses and contribute a lesser amount of capital to the Company. S-Class members also do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

The A-Class members receive a stated participation in revenues, which is lower than the M-Class members but higher than the S-Class members because such members are not allocated overhead expenses and contribute a higher amount of capital to the Company than the S-Class. A-Class members also do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

Other LLC Agreement Provisions:

In order to receive a distribution, each Managing Member and L-Class member must have a capital account balance of $25,000. Each Managing Member and L-Class member is also required to maintain a minimum capital account balance of $10,000 as computed on a quarterly basis and must cure any deficiency in such required capital account balance by the end of the next calendar quarter. The LLC Agreement provides for various penalties for failure to maintain minimum net capital, including disassociation as such term is defined in the LLC Agreement.

The LLC agreement provides that M-Class interests issued to multi-member credit union service organizations or A-Class interests issued to trade associations may be issued in fractional units to, and in the name of, the credit unions composing each such service organization or trade association.

A withdrawing Managing Member or L-Class member may have his interest in the LLC purchased in an amount equal to his then capital account balance (calculated as of the end of the next quarter following the calendar quarter in which the notice to withdraw is received) by the Company or a member. However, a withdrawing M-Class, S-Class, and A-Class member may have his interest in the LLC purchased in an amount equal to 80% of the initial consideration paid for the interest or the fractional interest thereof.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer. The Company principally engages in principal transactions in the buying and selling of fixed-income investment securities.

(b) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amounts reported in the accompanying statements of financial condition for cash and cash equivalents approximate their fair values.

(d) Cash on Deposit with Clearing Organization

Cash and securities on deposit with clearing organizations include cash deposits with SAL.

(e) Accounting for Securities Transactions and Commissions

Securities trading revenue, commission income, and related expenses are recorded on a trade date basis. Receivables with brokers are also recorded on that basis.

(f) Furniture and Fixtures

Furniture and fixtures are recorded at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets ranging from three to five years.

(g) Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and thus no income tax expense has been recorded in the accompanying statements of operations because all income and loss of the Company flows through to the members in accordance with Sub-Chapter K of the Internal Revenue Code of 1986, as amended. The Company's net income or loss is allocated according to defined percentages and transactions among the members in accordance with the LLC Agreement as amended from time to time through actions of the Managing Members. Generally, such income is not taxable because of specific tax exemptions provided by federal and/or state law.

(h) Subsequent Events

The Company has evaluated the effects of events or transactions through the date of this filing that have occurred subsequent to period end December 31, 2010. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

(i) Recent Accounting Pronouncements

ASC 805 – On January 1, 2010, the Company adopted ASC 805, *Business Combinations*. ASC 805 generally requires an acquirer to recognize the identifiable assets acquired, liabilities assumed, contingent purchase consideration and any noncontrolling interest in the acquiree at fair value on the date of acquisition. It also requires an acquirer to expense most transaction and restructuring costs as incurred, rather than include such items in the cost of the acquired entity. For the Company, ASC 805 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2010. The adoption of ASC 805 did not have a material impact on the Company's financial statements.

ASC 810 – In December 2007, the Financial Accounting Standards Board (FASB) issued new guidance requiring noncontrolling interests to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. This new guidance is applicable to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements and is effective for fiscal years beginning on or after December 15, 2008. Accordingly, this new pronouncement was adopted as of January 1, 2009 with no material effect on the financial statements.

ASC 820-10 and ASU 2010-06 – In September 2006, the FASB issued new standards on fair value measurements as codified in ASC 820-10. This standard establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurement. This standard emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement.

This standard was adopted at the beginning of 2009 for financial assets and liabilities, without material impact on the financial statements. The Company will adopt this standard at the beginning of 2011 for nonfinancial assets and liabilities and does not expect it to have a material effect on the financial statements.

ASC 810-10-65-2 – In June 2009, the FASB issued, *Transition Related to FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)* representing new guidance regarding the accounting for transfers of financial assets, as an amendment of previously issued guidance. This new guidance eliminates the Qualified Special Purpose Entity (QSPE) concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. This new guidance requires additional year-end disclosures and is effective January 1, 2010, and for subsequent reporting periods thereafter. The Company's implementation of this guidance did not have a material impact on its financial statements.

ASC 810-10 – In June 2009, the FASB issued new guidance amending the existing pronouncement related to the consolidation of variable interest entities. This new guidance requires reporting entities to evaluate former QSPE's for consolidation, changes the approach to determine a variable interest entity's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required assessments to determine whether the Company may be the primary beneficiary of any variable interest entities to which it is a party. This new guidance was effective January 1, 2010. The Company's implementation of this guidance did not have a material impact on its financial statements.

(j) Reclassification

Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation.

(3) Regulatory Requirements and Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At December 31, 2010 and 2009, the Company had net capital of $430,194 and $464,892, which was $425,194 and $459,892 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection—Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(4) Commitments and Contingencies

There were no contingent liabilities or commitments outstanding as of December 31, 2010 or 2009. The Company is subject to the risk of litigation occurring in the ordinary course of its business. However, on the basis of information furnished by legal counsel and others, management is not aware of any potential litigation against the Company.

(5) Fair Value Disclosure

The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is the general classification of such assets pursuant to the valuation hierarchy.

Assets measured at Fair Value on a Recurring Basis as of December 31, 2010

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2010
Assets:				
Money Market Mutual Funds	$10,000	-	-	$10,000

Assets measured at Fair Value on a Recurring Basis as of December 31, 2009

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2009
Assets:				
Money Market Mutual Funds	$10,000	-	-	$10,000

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents and receivable from broker dealer.

(6) Intangible Asset

During 2010 and 2009, the Company performed impairment tests and determined that there is no impairment of the single $30,000 unamortized intangible asset reflected in the December 31, 2010 and 2009 financial statements. This intangible represents the value of the broker-dealer license held by the Company. Under the requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, *Goodwill and Other Intangible Assets,* intangible assets with indefinite lives are not amortized but, rather, are evaluated annually for impairment.

(7) Transactions with Clearing Firm

As further discussed in note 1, SAL and SAC provide clearing services and reintroducing services to the Company, respectively, in the normal course of operations pursuant to the "Fully Disclosed Correspondent/Clearing Agreement". Amounts for such services, among other things, are paid pursuant to the "Exclusive Management Services Agreement" (Services Agreement) between the Company and SAC. The amounts paid for such services are included in the brokerage and clearing fees line item in the accompanying statements of operations.

SAL serves as custodian for the Company for cash and other property owned by it or in its fiduciary accounts. Substantially all of the cash shown in the accompanying statements of financial condition is, or was, held by SAL in interest bearing brokerage accounts. One such account, a clearing deposit account, maintains an approximate $10,000 balance and is restricted as to use by SAL. Any interest earned by the clearing deposit account is swept monthly to the Company's operating brokerage account.

Pursuant to the Services Agreement, SAC (and its affiliates) provides certain general management, regulatory, compliance and trading services to the Company. In accordance with the Services Agreement, direct, out-of-pocket expenses incurred by SAC for the benefit of the Company, including audit expenses, are reimbursed by the Company. However, the Services Agreement provides that SAC will receive no reimbursement for normal office expenses, overhead and employment expenses. The Company and Sterne maintained a written expense sharing arrangement in an agreement made pursuant to FINRA Notice to Members 03-63.

As of December 31, 2010 and 2009, Sterne owed the Company $43,600 and $5,279 in net commissions receivable (shown in the statements of financial condition under the classification receivable from broker-dealer).

Sterne uses a clearing account to determine net commissions receivable due the Company or the net payable due Sterne. Sterne uses this account to record a) commissions due the Company, b) execution and clearing expenses due Sterne and c) expenses paid by Sterne on behalf of the Company. The amounts shown in the accompanying statements of financial condition as receivable from broker-dealer are net of the expenses described in the preceding sentence.

(8) Related Party Transactions

The five employees of the Company, including the President, Senior Vice President, CFO, Chief Compliance Officer and Anti-money Laundering Officer, are also employees of Sterne but receive no compensation for their services in connection with the work they perform for the Company. As explained in note 7 above, the Company, pursuant to the Services Agreement receives a fee for its management of the Company. Sterne is reimbursed for any direct out-of-pocket travel, seminar or marketing expenses incurred on behalf of the Company unless the parties agree to otherwise.

(9) Concentration of Credit Risk

The Company is engaged in trading fixed-income investment securities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy of SAL to review, as necessary, the credit standing of each such counterparty.